EXHIBIT 12
Regions Financial Corporation
Computation of Ratio of Earnings to Fixed Charges
(from continuing operations)
(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2013	2012	2013	2012
	(Dollars in millions)
Excluding Interest on Deposits
Income from continuing operations before income taxes	$390	$477	$837	$798
Fixed charges excluding preferred stock dividends and accretion	80	93	164	188
Income for computation excluding interest on deposits	470	570	1,001	986
Interest expense excluding interest on deposits	66	80	137	162
One-third of rent expense	14	13	27	26
Preferred stock dividends and accretion	8	71	16	125
Fixed charges including preferred stock dividends and accretion	88	164	180	313
Ratio of earnings to fixed charges, excluding interest on deposits	5.34x	3.48x	5.56x	3.15x
Including Interest on Deposits
Income from continuing operations before income taxes	$390	$477	$837	$798
Fixed charges excluding preferred stock dividends and accretion	113	169	239	352
Income for computation including interest on deposits	503	646	1,076	1,150
Interest expense including interest on deposits	99	156	212	326
One-third of rent expense	14	13	27	26
Preferred stock dividends and accretion	8	71	16	125
Fixed charges including preferred stock dividends and accretion	121	240	255	477
Ratio of earnings to fixed charges, including interest on deposits	4.16x	2.69x	4.22x	2.41x